SECURITIES EXCHANGE COMMISSION
                             Washington, D.C. 20549

              -----------------------------------------------------
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)

                          Strategic Hotel Capital, Inc.
                              ---------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                           ---------------------------
                         (Title of Class of Securities)

                                    86272T106
                              ---------------------
                                 (CUSIP Number)

                                    Ted Chang
                          The Goldman Sachs Group, Inc.
                                 85 Broad Street
                            New York, New York 10004
                            Telephone: (212) 902-1000
                              --------------------
          (Name, Address and Telephone Number of Persons Authorized to
                       Receive Notices and Communications)

                                  April 7, 2005
                              --------------------
             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                         (Continued on following pages)

---------------------
CUSIP NO. 86272T106                  13D
---------------------
--------------------------------------------------------------------------------
 1.  NAMES OF REPORTING PERSONS:  WHSHC, L.L.C.

--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a)  [ ]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS:  OO

--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                [ ]
     PURSUANT TO ITEM 2(d) OR 2(e)
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware

--------------------------------------------------------------------------------
                 7.  SOLE VOTING POWER:
  NUMBER OF          0 Shares
    SHARES       ---------------------------------------------------------------
BENEFICIALLY     8.  SHARED VOTING POWER:
  OWNED BY           2,854,554 Shares
 REPORTING       ---------------------------------------------------------------
   PERSON        9.  SOLE DISPOSITIVE POWER:
    WITH             0 Shares
                 ---------------------------------------------------------------
                 10. SHARED DISPOSITIVE POWER:
                     2,854,554 Shares
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING             2,854,554
     PERSON
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN          [ ]
     SHARES
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                9.5%

--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON:  OO

---------------------
CUSIP NO. 86272T106                  13D
---------------------
--------------------------------------------------------------------------------
 1.  NAMES OF REPORTING PERSONS:  Whitehall Street Real Estate Limited
                                  Partnership VII

--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a)  [ ]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS:  AF

--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                [ ]
     PURSUANT TO ITEM 2(d) OR 2(e)
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware

--------------------------------------------------------------------------------
                 7.  SOLE VOTING POWER:
  NUMBER OF          0 Shares
    SHARES       ---------------------------------------------------------------
BENEFICIALLY     8.  SHARED VOTING POWER:
  OWNED BY           2,854,554 Shares
 REPORTING       ---------------------------------------------------------------
   PERSON        9.  SOLE DISPOSITIVE POWER:
    WITH             0 Shares
                 ---------------------------------------------------------------
                 10. SHARED DISPOSITIVE POWER:
                     2,854,554 Shares
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING             2,854,554
     PERSON
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN          [ ]
     SHARES
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                9.5%

--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON:  PN

---------------------
CUSIP NO. 86272T106                  13D
---------------------
--------------------------------------------------------------------------------
 1.  NAMES OF REPORTING PERSONS:  WH Advisors, L.L.C. VII

--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a)  [ ]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS:  AF

--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                [ ]
     PURSUANT TO ITEM 2(d) OR 2(e)
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware

--------------------------------------------------------------------------------
                 7.  SOLE VOTING POWER:
  NUMBER OF          0 Shares
   SHARES        ---------------------------------------------------------------
 BENEFICIALLY    8.  SHARED VOTING POWER:
OWNED BY EACH        2,854,554 Shares
 REPORTING       ---------------------------------------------------------------
   PERSON        9.  SOLE DISPOSITIVE POWER:
    WITH             0 Shares
                 ---------------------------------------------------------------
                 10. SHARED DISPOSITIVE POWER:
                     2,854,554 Shares
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING             2,854,554
     PERSON
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN          [ ]
     SHARES
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                9.5%

--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON:  OO

---------------------
CUSIP NO. 86272T106                  13D
---------------------
--------------------------------------------------------------------------------
 1.  NAMES OF REPORTING PERSONS:  W9/WHSHC, L.L.C. I

--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a)  [ ]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS:  OO

--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                [ ]
     PURSUANT TO ITEM 2(d) OR 2(e)
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware

--------------------------------------------------------------------------------
                 7.  SOLE VOTING POWER:
   NUMBER OF         0 Shares
    SHARES       ---------------------------------------------------------------
 BENEFICIALLY    8.  SHARED VOTING POWER:
OWNED BY EACH        2,668,300 Shares
 REPORTING       ---------------------------------------------------------------
   PERSON        9.  SOLE DISPOSITIVE POWER:
    WITH             0 Shares
                 ---------------------------------------------------------------
                 10. SHARED DISPOSITIVE POWER:
                     2,668,300 Shares
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING             2,668,300
     PERSON
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN          [ ]
     SHARES
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                8.9%

--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON:  OO

---------------------
CUSIP NO. 86272T106                  13D
---------------------
--------------------------------------------------------------------------------
 1.  NAMES OF REPORTING PERSONS:  Whitehall Street Real Estate Limited
                                  Partnership IX

--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a)  [ ]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS:  AF

--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                [ ]
     PURSUANT TO ITEM 2(d) OR 2(e)
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware

--------------------------------------------------------------------------------
                 7.  SOLE VOTING POWER:
   NUMBER OF         0 Shares
    SHARES       ---------------------------------------------------------------
 BENEFICIALLY     8. SHARED VOTING POWER:
OWNED BY EACH        2,668,300 Shares
 REPORTING       ---------------------------------------------------------------
   PERSON        9.  SOLE DISPOSITIVE POWER:
    WITH             0 Shares
                 ---------------------------------------------------------------
                 10. SHARED DISPOSITIVE POWER:
                     2,668,300 Shares
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING             2,668,300
     PERSON
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN          [ ]
     SHARES
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                8.9%

--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON:  PN

---------------------
CUSIP NO. 86272T106                  13D
---------------------
--------------------------------------------------------------------------------
 1.  NAMES OF REPORTING PERSONS:  WH Advisors, L.L.C. IX

--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a)  [ ]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS:  AF

--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                [ ]
     PURSUANT TO ITEM 2(d) OR 2(e)
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware

--------------------------------------------------------------------------------
                 7.  SOLE VOTING POWER:
 NUMBER OF           0 Shares
   SHARES       ---------------------------------------------------------------
BENEFICIALLY     8.  SHARED VOTING POWER:
OWNED BY EACH        2,668,300 Shares
 REPORTING       ---------------------------------------------------------------
   PERSON        9.  SOLE DISPOSITIVE POWER:
    WITH             0 Shares
                 ---------------------------------------------------------------
                 10. SHARED DISPOSITIVE POWER:
                     2,668,300 Shares
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING             2,668,300
     PERSON
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN          [ ]
     SHARES
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                8.9%

--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON:  OO

---------------------
CUSIP NO. 86272T106                  13D
---------------------
--------------------------------------------------------------------------------
 1.  NAMES OF REPORTING PERSONS:  Goldman, Sachs & Co.

--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a)  [ ]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS:  AF

--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                [X]
     PURSUANT TO ITEM 2(d) OR 2(e)
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION:  New York

--------------------------------------------------------------------------------
                 7.  SOLE VOTING POWER:
 NUMBER OF           0 Shares
  SHARES       ---------------------------------------------------------------
BENEFICIALLY     8.  SHARED VOTING POWER:
OWNED BY EACH        5,522,854 Shares
 REPORTING       ---------------------------------------------------------------
   PERSON        9.  SOLE DISPOSITIVE POWER:
    WITH             0 Shares
                 ---------------------------------------------------------------
                 10. SHARED DISPOSITIVE POWER:
                     5,522,854 Shares
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING             5,522,854
     PERSON
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN          [ ]
     SHARES
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                18.4%

--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON:  PN/BD/IA

---------------------
CUSIP NO. 86272T106                  13D
---------------------
--------------------------------------------------------------------------------
 1.  NAMES OF REPORTING PERSONS:  The Goldman Sachs Group, Inc.

--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a)  [ ]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS:  AF

--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                [ ]
     PURSUANT TO ITEM 2(d) OR 2(e)
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware

--------------------------------------------------------------------------------
                 7.  SOLE VOTING POWER:
 NUMBER OF           0 Shares
   SHARES       ---------------------------------------------------------------
BENEFICIALLY     8.  SHARED VOTING POWER:
OWNED BY EACH        5,522,854 Shares
 REPORTING       ---------------------------------------------------------------
   PERSON        9.  SOLE DISPOSITIVE POWER:
    WITH             0 Shares
                 ---------------------------------------------------------------
                 10. SHARED DISPOSITIVE POWER:
                     5,522,854 Shares
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING             5,522,854
     PERSON
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN          [ ]
     SHARES
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                18.4%

--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON:  HC/CO

         This Amendment No. 3, filed by WHSHC, L.L.C. ("WHSHC LLC"), W9/WHSHC, L.L.C. I ("W9 LLC"), Whitehall Street Real Estate Limited Partnership VII ("Whitehall Real Estate VII"), Whitehall Street Real Estate Limited Partnership IX ("Whitehall Real Estate IX"), WH Advisors, L.L.C. VII ("WH Advisors VII"), WH Advisors, L.L.C. IX ("WH Advisors IX"), Goldman, Sachs & Co. ("Goldman Sachs") and The Goldman Sachs Group, Inc. ("GS Group", together with WHSHC LLC, W9 LLC, Whitehall Real Estate VII, Whitehall Real Estate IX, WH Advisors VII, WH Advisors IX and Goldman Sachs, the "Reporting Persons")[1] amends and supplements the Schedule 13D filed by the Reporting Persons on July 9, 2004 and amended by Amendment No. 1 thereto on October 1, 2004 and Amendment No. 2 thereto on March 23, 2005. Schedules I and III to the Schedule 13D are hereby amended and replaced in their entirety by Schedules I, III and IV attached hereto and incorporated herein by reference. Capitalized terms used but otherwise not defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

ITEM 4.  PURPOSE OF TRANSACTIONS

         Item 4 is hereby amended in its entirety as follows:

         WHSHC LLC and W9 LLC acquired the Common Stock in connection with the Company's IPO for investment purposes. If any, the shares of Common Stock which may be deemed to be held by Goldman Sachs, other than shares which may be deemed beneficially owned through WH Advisors VII and WH Advisor IX, were acquired in the ordinary course of business of Goldman Sachs.

         As of the date of this statement, none of the Reporting Persons, or to the knowledge and belief of the Reporting Persons, any of the persons listed on Schedules I, II or III hereto, has any present plan or proposals which would relate to or would result in any transaction event or action enumerated in paragraphs (a) through (j) of Item 4 of Schedule 13D, other than the fact that,
(i) on March 17, 2005, at the Company's suggestion, Jonathan A. Langer, a Managing Director of Goldman, Sachs & Co., where he is Head of US Acquisitions for the Real Estate Principal Investment Area, forwarded to the Chairman of the Company's Corporate Governance and Nominating Committee and the Company's Chief Executive Officer his resume in connection with the Corporate Governance and Nominating Committee's consideration of Mr. Langer's nomination to stand for election as a director of the Company at the annual meeting of shareholders scheduled for May 18, 2005, and (ii) on April 7, 2005, WHSHC LLC and W9 LLC entered into a Shareholders Agreement (the "Shareholders Agreement") with the Company providing for, among other matters, the right of WHSHC LLC and W9 LLC to nominate one person as a director to the Company's Board of Directors so long as the Shareholders maintain aggregate ownership of 10%. A copy of the Shareholders Agreement is attached hereto as Exhibit 16.


----------
[1] Neither the present filing nor anything contained herein shall be construed as an admission that WHSHC LLC, W9 LLC, Whitehall Real Estate VII, Whitehall Real Estate IX, WH Advisors VII, WH Advisors IX, Goldman Sachs or GS Group constitute a "person" for any purpose other than Section 13(d) of the Securities Exchange Act of 1934, as amended, or that WHSHC LLC, W9 LLC, Whitehall Real Estate VII, Whitehall Real Estate IX, WH Advisors VII, WH Advisors IX, Goldman Sachs or GS Group constitute a "group" for any purpose.

         Each of the Reporting Persons expects to evaluate on an ongoing basis the Company's financial condition, business, operations and prospects, the market price of the Common Stock, conditions in the securities markets generally, general economic and industry conditions and other factors. Accordingly, each Reporting Person reserves the right to change its plans and intentions at any time, as it deems appropriate. In particular, any one or more of the Reporting Persons (and their respective affiliates) may purchase additional shares of Common Stock or other securities of the Company or may sell or transfer shares of Common Stock beneficially owned by them from time to time in public or private transactions and/or may enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of their positions in the shares of Common Stock or other securities and/or may cause any of the Reporting Persons to distribute in kind to their respective partners or members, as the case may be, shares of Common Stock or other securities. Any such transactions may be effected at any time or from time to time subject to any applicable limitations imposed on the sale of any of their Company securities by the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the "Securities Act") or other applicable law. To the knowledge of each Reporting Person, each of the persons listed on Schedules I, II or III hereto may make similar evaluations from time to time or on an ongoing basis and reserves the same rights.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO SECURITIES OF THE ISSUER

         Item 6 is hereby amended by inserting at the end thereof:

SHAREHOLDERS AGREEMENT

         WHSHC and W9 LLC (the "Shareholders") are parties to a Shareholders Agreement (the "Shareholders Agreement"), dated as of April 7, 2005, with the Company. Under the Shareholders Agreement, the Shareholders have the right to nominate one person as a director to the Company's Board of Directors so long as the fully diluted ownership of the Shareholders is not less than 10% in the aggregate, and the Company has agreed to use its best efforts to cause the election of the Shareholders' nominee. Under the Shareholders Agreement, in the event of the death, disability, removal or resignation of the director nominated by the Shareholders, the Shareholders have the right to nominate a successor director nominee, who will be promptly appointed by the remaining directors to serve the unexpired term of the former director.

         The foregoing description of the Shareholders Agreement is qualified in its entirety by reference to the Shareholders Agreement, which is filed as an exhibit hereto, and which is incorporated by reference into this Item 6.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Item 7 is hereby amended by inserting at the end thereof:

   Exhibit                              Description
-------------  -----------------------------------------------------------------

     16. Shareholders Agreement, dated as of April 7, 2005, among WHSHC, L.L.C. and W/WHSHC, L.C.C. I, on the one hand, and Strategic Hotel Capital, Inc., on the other hand.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                               Dated:  April 11, 2005

THE GOLDMAN SACHS GROUP, INC.

By:     /s/ Ted Chang
       -------------------------------------
Name:  Ted Chang
Title: Attorney-in-Fact

GOLDMAN, SACHS & CO.

By:     /s/ Ted Chang
       -------------------------------------
Name:  Ted Chang
Title: Attorney-in-Fact

WH ADVISORS, L.L.C. VII

By:     /s/ Ted Chang
       -------------------------------------
Name:  Ted Chang
Title: Attorney-in-Fact

WH ADVISORS, L.L.C. IX

By:     /s/ Ted Chang
       -------------------------------------
Name:  Ted Chang
Title: Attorney-in-Fact

WHITEHALL STREET REAL ESTATE LIMITED PARTNERSHIP VII

By:     /s/ Ted Chang
       -------------------------------------
Name:  Ted Chang
Title: Attorney-in-Fact

WHITEHALL STREET REAL ESTATE LIMITED PARTNERSHIP IX

By:     /s/ Ted Chang
       -------------------------------------
Name:  Ted Chang
Title: Attorney-in-Fact

WHSHC, L.L.C.

By:     /s/ Ted Chang
       -------------------------------------
Name:  Ted Chang
Title: Attorney-in-Fact

W9/WHSHC, L.L.C. I

By:     /s/ Ted Chang
       -------------------------------------
Name:  Ted Chang
Title: Attorney-in-Fact

                                   SCHEDULE I

         The name of each director of The Goldman Sachs Group, Inc. is set forth below.

         The business address of each person listed below is c/o Goldman, Sachs & Co., 85 Broad Street, New York, NY 10004.

         Each person is a citizen of the United States of America except for Lord Browne of Madingley, who is a citizen of the United Kingdom and Claes Dahlback, who is a citizen of Sweden. The present principal occupation or employment of each of the listed persons is set forth below.

Name                           Present Principal Occupation
----                           ----------------------------

Henry M. Paulson, Jr.          Chairman of the Board and Chief Executive Officer
                               of The Goldman Sachs Group, Inc.

Lloyd C. Blankfein             President and Chief Operating Officer of The
                               Goldman Sachs Group, Inc.

Lord Browne of Madingley       Group Chief Executive of BP plc

John H. Bryan                  Retired Chairman and Chief Executive Officer of
                               Sara Lee Corporation

Stephen Friedman               Former Assistant to the President for Economic
                               Policy and Former Director of the National
                               Economic Council

Claes Dahlback                 Senior Advisor to Investor AB

William W. George              Retired Chairman and Chief Executive Officer of
                               Medtronic, Inc.

James A. Johnson               Vice Chairman of Perseus, L.L.C.

Lois D. Juliber                Retired Vice Chairman of Colgate-Palmolive
                               Company

Edward M. Liddy                Chairman of the Board, President and Chief
                               Executive Officer of The Allstate Corporation

Ruth J. Simmons                President of Brown University

                                  SCHEDULE III

         The name and principal occupation of each member of the Whitehall Investment Committee of Goldman, Sachs & Co., which exercises the authority of Goldman, Sachs & Co. in managing each of WH Advisors, L.L.C. VII and WH Advisors, L.L.C. IX, are set forth below.

         The business address of each member listed below is 85 Broad Street, New York, New York 10004, except as follows: The business address of Richard H. Powers and Edward M. Siskind is 133 Fleet Street, London EC4A 2BB, England. The business address of Todd A. Williams is 100 Crescent Court, Suite 1000, Dallas, TX 75201. The business address of Toshinobu Kasai is Roppongi Hills Mori Tower, 47th floor, 10-1, Roppongi 6-chome, Minato-ku, Tokyo 106-6147, Japan.

         Each member listed below is a citizen of the United States, except as follows: Brahm S. Cramer is a citizen of Canada. Toshinobu Kasai is a citizen of Japan.

Name                           Present Principal Occupation
----                           ----------------------------

Broderick, Craig               Managing Director of Goldman, Sachs & Co.

Chan, Lacxon                   Vice President of Goldman, Sachs & Co.

Cramer, Brahm S.               Managing Director of Goldman, Sachs & Co.

Feldman, Steven M.             Managing Director of Goldman, Sachs & Co.

Friedman, Richard A.           Managing Director of Goldman, Sachs & Co.

Jonas, Andrew J.               Managing Director of Goldman, Sachs & Co.

Kasai, Toshinobu               Managing Director of Goldman Sachs (Japan) Ltd.

Powers, Richard H.             Managing Director of Goldman Sachs
                               International

Rosenberg, Ralph F.            Managing Director of Goldman, Sachs & Co.

Rothenberg, Stuart M.          Managing Director of Goldman, Sachs & Co.

Siskind, Edward M.             Managing Director of Goldman Sachs
                               International

Viniar, David A.               Managing Director of Goldman, Sachs & Co.

Williams, Todd A.              Managing Director of Goldman, Sachs & Co.

                                   SCHEDULE IV

         In November 2002, the SEC, the National Association of Securities Dealers ("NASD") and the New York Stock Exchange, Inc. ("NYSE") alleged that five broker dealers, including Goldman Sachs, violated Section 17(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 17a-4 thereunder, NYSE Rules 440 and 342 and NASD Rules 3010 and 3110 by allegedly failing to preserve electronic mail communications for three years and/or to preserve electronic mail communications for the first two years in an accessible place, and by allegedly having inadequate supervisory systems and procedures in relation to the retention of electronic mail communications. Without admitting or denying the allegations, the five broker dealers, including Goldman Sachs, consented to censure by the SEC, NASD and NYSE and to the imposition of a cease-and-desist order by the SEC and Goldman Sachs paid a total fine of $1,650,000 ($550,000 each to the SEC, NASD and NYSE). Goldman Sachs also undertook to review its procedures regarding the preservation of electronic mail communications for compliance with the federal securities laws and regulations and the rules of the NASD and NYSE, and to confirm within a specified period of time that it has established systems and procedures reasonably designed to achieve compliance with those laws, regulations and rules.

         On  April  28,  2003,  without  admitting  or  denying  liability,  ten investment banking firms including Goldman Sachs, entered into global settlements with the SEC, the NYSE, the NASD and certain states to resolve the investigations relating to equity research analyst conflicts of interest. Goldman Sachs was charged with violating NYSE Rules 342, 401, 472 and 475, and NASD Conduct Rules 2110, 2210 and 3010. Goldman Sachs also agreed to a censure by the NYSE and the NASD and to pay a total of $110,000,000 and to adopt a set of industry-wide reforms of its research and investment banking businesses and to adopt certain restrictions on the allocations of "hot" IPO shares. The terms of the global settlement were entered in an order by a federal court in the Southern District of New York on October 31, 2003 (Civil Action Number 03CV2944).

         On September 4, 2003, Goldman Sachs and the SEC settled administrative proceedings relating to certain trading in U.S. Treasury securities by Goldman Sachs on the morning of October 31, 2001. The Staff of the SEC alleged that Goldman Sachs violated (i) Section 15(c)(1) and Rule 15c1-2 of the Exchange Act as a result of certain trading in U.S. Treasury bonds over an eight minute period on October 31, 2001; and (ii) Section 15(f) of the Exchange Act by failing to maintain policies and procedures specifically addressed to the possible misuse of non-public information obtained from outside consultants. Under the Offer of Settlement submitted by Goldman Sachs and accepted by the SEC, without admitting or denying the SEC's allegations, Goldman Sachs consented to the entry of an Order that, among other things, (i) censured Goldman Sachs;
(ii) directed Goldman Sachs to cease and desist from committing or causing any violations of Section 15(c)(1)(A) & (C) and 15(f) and Rule 15c1-2 of the Exchange Act; (iii) ordered Goldman Sachs to pay disgorgement and prejudgment interest in the amount of $1,742,642, and a civil monetary penalty of $5 million; and (iv) directed Goldman Sachs to conduct a review its policies and procedures and to adopt, implement and maintain policies and procedures consistent with the Order and that review. Goldman Sachs also undertook to pay $2,562,740 in disgorgement and interest relating to certain trading in U.S. Treasury bond futures during the same eight minute period.

         On July 1, 2004, Goldman Sachs and the SEC settled administrative proceedings relating to communications from Goldman Sachs sales traders on its Asian Shares Sales Desk to certain institutional customers and news media concerning four international public securities offerings during the period between October 1999 and March 2000. The SEC alleged (i) that certain of these communications by Goldman Sachs employees were made after the registration statements pertaining to those offerings were filed, but not yet declared effective by the SEC, in violation of Section 5(b) of the Securities Act and
(ii) that certain comments to the news media by Goldman Sachs with respect to one of the offerings constituted an offer to sell securities in violation of
Section 5(c) of the Securities Act. The SEC also alleged that Goldman Sachs failed to adequately supervise the Asian Shares Sales Desk traders, as required by Section 15(b)(4)(E) of the Exchange Act. Under the Offer of Settlement submitted by Goldman Sachs and accepted by the SEC, without admitting or denying the SEC's allegations, Goldman Sachs consented to the entry of an Order that, among other things, directed Goldman Sachs to cease and desist from committing or causing any violations of Sections 5(b) and 5(c) of the Securities Act., and ordered Goldman Sachs to pay a civil monetary penalty of $2 million.

                                  EXHIBIT INDEX

   Exhibit                              Description
-------------  -----------------------------------------------------------------

     1. Structuring and Contribution Agreement, dated as of February 13, 2004, by and among SHC Funding, Strategic Hotel Capital, L.L.C. ("SHC LLC"), Whitehall Street Real Estate Limited Partnership VII, Whitehall Street Real Estate Limited Partnership IX and other parties thereto (incorporated by reference to Exhibit 10.2 to the registration statement on Form S-11 (File No. 333-112846) filed by the Company)).

     2. Underwriting Agreement, dated as of June 23, 2004, among Strategic Hotel Capital, Inc. Strategic Hotel Funding, L.L.C. and the underwriters named therein (previously filed).

     3. Lock-Up Agreement, dated as of June 23, 2004, between Goldman, Sachs & Co., as representative of the several underwriters named in Schedule I to the underwriting agreement and WHSHC, L.L.C. (previously filed).

     4. Lock-Up Agreement, dated as of June 23, 2004, between Goldman, Sachs & Co., as representative of the several underwriters named in Schedule I to the underwriting agreement and W9/WHSHC, L.L.C.
               I. (previously filed).

     5. Registration Rights Agreement, dated as of June 29, 2004, among Strategic Hotel Capital, Inc., WHSHC, L.L.C., W9/WHSHC, L.L.C. I and the other parties thereto (previously filed).

     6. Voting Agreement, dated as of June 8, 2004, among Laurence Geller, Strategic Hotel Capital, Inc., WHSHC, L.L.C. and W9/WHSHC, L.L.C. I. (previously filed).

     7.        Joint Filing Agreement (previously filed).

     8. Power of Attorney, dated December 12, 2003, relating to The Goldman Sachs Group, Inc. (previously filed).

     9. Power of Attorney, dated November 19, 2003, relating to Goldman, Sachs & Co. (previously filed).

     10. Power of Attorney, dated June 24, 2004, relating to WH Advisors, L.L.C. VII (previously filed).

     11. Power of Attorney, dated June 24, 2004, relating to WH Advisors, L.L.C. IX (previously filed).

     12. Power of Attorney, dated June 24, 2004, relating to Whitehall Street Real Estate Limited Partnership VII (previously filed).

     13. Power of Attorney, dated June 24, 2004, relating to Whitehall Street Real Estate Limited Partnership IX (previously filed).

     14. Power of Attorney, dated June 24, 2004, relating to WHSHC, L.L.C. (previously filed).

     15. Power of Attorney, dated June 24, 2004, relating to W9/WHSHC, L.L.C. I (previously filed).

     16. Shareholders Agreement, dated as of April 7, 2005, among WHSHC, L.L.C. and W9/WHSHC, L.C.C. I, on the one hand, and Strategic Hotel Capital, Inc., on the other hand.